SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 8, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

3Q13 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2013

Buenos Aires, Argentina, November 8, 2013 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2013 (“3Q13”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.571.9 million in 3Q13. This result was 24% higher than the Ps.460.4 million reported in the second quarter of 2013 (“2Q13”) and 39% higher than the Ps.411.9 million posted in the third quarter of 2012 (“3Q12”). In 3Q13, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 28.3% and 3.8%, respectively.

• In 3Q13, Banco Macro’s financing to the private sector grew 8% or Ps.2.6 billion quarter over quarter (“QoQ”) totaling Ps.37.1 billion. Commercial loans showed the best performance. Among commercial loans, overdrafts and other loans, including loans to small and medium size companies (SMEs), grew 26% and 5% QoQ, respectively. Among consumer loans, credit cards loans and personal loans rose 8% and 6% QoQ, respectively.

• In 3Q13, Banco Macro’s total deposits grew 6% QoQ, totaling Ps.41.8 billion and representing 85% of the Bank’s total liabilities. Private sector deposits grew 9% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.3.5 billion (23.1% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 30.2% of its total deposits in 3Q13.

• In 3Q13, the Bank’s non-performing to total financing ratio was 1.76% and the coverage ratio reached 147.45%.

3Q13 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

3Q13 Earnings Release

Results

Earnings per outstanding share were Ps.0.98 in 3Q13, 24% higher than 2Q13´s level and 40% higher than in 3Q12.

EARNINGS PER SHARE	MACRO consolidated
	III12	IV12	I13	II13	III13

Net income (M $)	411.9	425.8	457.9	460.4	571.9
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	9.7	10.4	11.2	11.9	12.9
Earnings per outstanding share ($)	0.70	0.73	0.78	0.79	0.98

Book value per ADS (USD)	20.69	21.15	21.87	22.10	22.27
Earning per ADS (USD)	1.50	1.48	1.53	1.47	1.69

Banco Macro’s 3Q13 net income of Ps.571.9 million was 24% or Ps.111.5 million higher than the previous quarter and rose 39% or Ps.160 million year over year (“YoY”). In 3Q13, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 28.3% and 3.8%, respectively.

In 3Q13, Banco Macro’s operating result was Ps.987.8 million, 37% higher than the operating result posted in 2Q13. On an annual basis, Banco Macro´s operating result increased 44% or Ps.302.4 million.

It is important to emphasize that this result was obtained with the leverage of 7.4x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Net financial income	1,059.7	1,122.9	1,166.5	1,197.1	1,550.0
Provision for loan losses	-103.0	-197.3	-128.5	-113.9	-139.1
Net fee income	496.3	505.7	560.0	640.2	606.4
	1,453.0	1,431.3	1,598.0	1,723.4	2,017.3
Administrative expenses	-767.6	-895.8	-878.5	-1,002.5	-1,029.5
Operating result	685.4	535.5	719.5	720.9	987.8
Minority interest in subsidiaries	-3.8	-4.2	-3.9	-4.1	-4.7
Net other income	-16.8	21.8	31.7	37.0	11.0
Net income before income tax	664.8	553.1	747.3	753.8	994.1
Income tax	-252.9	-127.3	-289.4	-293.4	-422.2
NET INCOME	411.9	425.8	457.9	460.4	571.9

The Bank’s 3Q13 financial income totaled Ps.2.6 billion, increasing by 22% (Ps.459.8 million) compared to the previous quarter and 47% (Ps.825 million) compared to 3Q12.

3

3Q13 Earnings Release

Interest on loans represented 82% of total financial income in 3Q13. Interest on loans was 12% or Ps.226.9 million higher than 2Q13’s level mainly due to a higher average volume of the loan portfolio and, to an increase in the average interest lending rates. On an annual basis, interest on loans grew 42% or Ps.622.3 million.

In 3Q13, net income from government and private securities increased Ps.148.7 million QoQ mainly due to higher income from other government securities (mainly variable interest rate) in which Banco Macro had invested in the previous quarter. On an annual basis, net income from government and private securities also increased Ps.112.9 million.

Also in this quarter, a decrease of 62% or Ps.5 million in income from Guaranteed Loans and in CER Adjustment was observed, mainly due to valuation adjustments limits determined by the present value of figures published by the BCRA (Communication "A" 5180 and supplementary). On an annual basis, income from Guaranteed Loans and in CER Adjustment also decreased 87% or Ps.21.4 million.

Income from differences in quoted prices of gold and foreign currency grew 67% or Ps.91.6 million QoQ due to the acceleration in the depreciation of the Argentine Peso against the U.S. dollar. On an annual basis, the increase was 120% or Ps.124.2 million.

Other financial income decreased by 4% or Ps.2.1 million compared to 2Q13 due to lower income from reverse repos from government securities. On an annual basis, the decrease was 19% or Ps.13.3 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Interest on cash and due from banks	0.0	0.1	0.1	0.0	0.1
Interest on loans to the financial sector	12.4	11.3	10.3	11.6	12.9
Interest on overdrafts	205.5	209.1	228.0	244.6	274.4
Interest on documents	99.1	120.3	126.6	149.8	175.3
Interest on mortgages loans	47.8	59.3	67.6	79.9	86.4
Interest on pledges loans	29.3	36.1	42.5	46.0	50.0
Interest on credit cards loans	184.3	207.1	222.8	223.2	260.2
Interest on financial leases	14.1	14.9	15.8	16.5	17.7
Interest on other loans	905.4	998.5	1,051.7	1,121.7	1,243.3
Net Income from government & private securities (1)	67.6	75.5	100.9	31.8	180.5
Interest on other receivables from financial interm.	0.2	0.4	0.9	0.8	0.5
Income from Guaranteed Loans - Decree 1387/01	10.6	6.3	12.1	3.3	1.1
CER adjustment	13.9	8.5	16.4	4.8	2.0
CVS adjustment	0.2	0.2	0.2	0.2	0.1
Difference in quoted prices of gold and foreign currency	103.3	113.7	102.1	135.9	227.5
Other	70.6	60.1	49.0	59.4	57.3
Total financial income	1,764.3	1,921.4	2,047.0	2,129.5	2,589.3

(1) Net Income from government & private securities
LEBAC / NOBAC	26.4	13.2	33.0	16.6	2.3
Other	41.2	62.3	67.4	15.2	178.2
TOTAL	67.6	75.5	100.9	31.8	180.5

The Bank’s 3Q13 financial expense totaled Ps.1.0 billion, increasing by 11% (Ps.106.9 million) compared to the previous quarter and increasing by 48% (Ps.334.7 million) compared to 3Q12.

In 3Q13, interest on deposits including checking and saving accounts represented 77% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 12% or Ps.84.3 million QoQ due to the increase of the average deposit rate and, in less extend, to an increase in the average volume of deposits. On a yearly basis, interest on deposits including checking and saving accounts grew 47% or Ps.257.2 million. In 3Q13, the average BADLAR rate increased 189 bp, from 15.8% in 2Q13 to 17.7% in 3Q13.

4

3Q13 Earnings Release

Other financial expense grew 13% or Ps.20.3 million QoQ and 63% or Ps.70.2 million YoY due to higher gross income taxes.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Interest on checking accounts	0.1	0.1	0.1	0.1	0.1
Interest on saving accounts	8.7	9.8	10.0	10.6	10.3
Interest on time deposits	536.0	614.5	667.2	707.0	791.6
Interest on financing from financial institutions	1.1	1.0	1.0	1.0	0.9
Interest on subordinated bonds	16.9	17.9	18.5	19.0	20.7
Other Interest	0.8	0.8	0.8	0.9	0.8
Interest on other liabilities from fin intermediation	14.1	15.0	14.8	14.8	15.1
CER adjustment	1.1	1.1	1.2	0.9	1.1
Contribution to Deposit Guarantee Fund	14.4	14.9	15.9	16.8	17.1
Other	111.4	123.4	151.1	161.3	181.6
Total financial expense	704.6	798.5	880.5	932.4	1,039.3

As of 3Q13, the Bank’s net interest margin was 13.3%, higher than the 12.6% posted in 2Q13 and higher than the 11.7% posted in 3Q12. Had income from government and private securities and guaranteed loans (including CER adjustment) been excluded, the Bank’s net interest margin would have been 13.6% in 3Q13, higher than the 13.3% posted in 2Q13 and the 12.2% posted in 3Q12.

In 3Q13, Banco Macro’s net fee income totaled Ps.606.4 million, 5% or Ps.33.8 million lower than 2Q13, and 22% or Ps.110.1 million higher than 3Q12. In 3Q13, a 33% increase was observed in total fee expenses, while total fee income increased 4%, therefore, a decrease in net fee income was observed.

In 3Q13, debit and credit card fees and fees on deposits, including checking and saving accounts, increased 13% and 4% QoQ, respectively. On a yearly basis, this increase was mainly driven by debit and credit card fees and fees on deposits which grew 44% and 30% respectively.

Total fee expenses increased in 3Q13 due to different credit cards positioning campaigns.

NET FEE INCOME	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Fee charges on deposit accounts	405.5	419.1	452.3	505.2	525.2
Debit and credit card fees	142.0	161.9	166.4	180.2	204.0
Other fees related to foreign trade	10.3	10.7	10.0	10.8	11.9
Credit-related fees	34.3	53.9	38.6	49.0	38.4
Lease of safe-deposit boxes	17.0	16.8	16.9	18.1	18.0
Other	64.6	68.3	80.3	85.7	86.5
Total fee income	673.7	730.7	764.5	849.0	884.0

Total fee expense	177.4	225.0	204.5	208.8	277.6

Net fee income	496.3	505.7	560.0	640.2	606.4

In 3Q13 Banco Macro’s administrative expenses reached Ps.1.0 billion, 3% or Ps.27 million higher than the previous quarter mainly due to higher advertising & publicity expenses and higher other operating expenses. Administrative expenses increased 34% or Ps.261.9 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher other operating expenses.

5

3Q13 Earnings Release

Personnel expenses decreased 6% or Ps.37.1 million QoQ, mainly due to the provision accounted for bonuses in the previous quarter, and the difference between the provision accounted in 1Q13 for future salary increases and what was effectively paid in the previous quarter according to what was arranged with the Banking Union as salary increase.

As of September 2013, the accumulated efficiency ratio reached 50.9%, compared to the 52.8% posted in 2Q13. This significant ratio improvement in 3Q13 was because the increase in administrative expenses (3% QoQ) was lower than the increase in net financial income and net fee income of 17% QoQ.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Personnel expenses	453.4	526.5	529.6	609.1	572.0
Directors & statutory auditors´fees	18.9	27.0	15.8	31.0	23.8
Other professional fees	28.1	33.0	30.6	34.8	36.4
Advertising & publicity	22.3	28.2	21.3	20.0	48.1
Taxes	39.8	48.7	47.3	54.3	56.9
Depreciation of equipment	21.6	22.9	23.0	24.3	24.9
Amortization of organization costs	18.8	19.0	19.6	20.9	22.9
Other operating expenses	108.2	123.8	128.8	139.4	164.5
Other	56.5	66.7	62.4	68.7	80.0
Total Administrative Expenses	767.6	895.8	878.5	1,002.5	1,029.5

Total Employees	8,476	8,482	8,484	8,527	8,641
Branches	427	428	428	428	428
Efficiency ratio	49.3%	55.0%	50.9%	54.6%	47.7%

Accumulated efficiency ratio	50.4%	51.6%	50.9%	52.8%	50.9%

In 3Q13, the Bank’s net other income totalled Ps.11 million, decreasing 70% or Ps.26 million QoQ. This decrease was due to recovered income taxes posted in the previous quarter. Also, during 3Q13, other tax expenses were accounted for Ps.11.5 million.

NET OTHER INCOME	MACRO Consolidated
In MILLION $	III12	IV12	I13	II13	III13

Other Income
Penalty interest	11.9	9.6	8.9	11.8	9.9
Recovered loans and reversed allowances	29.4	21.2	35.2	25.8	21.5
Other	13.5	23.0	17.4	38.4	26.8
Total Other Income	54.8	53.8	61.5	76.0	58.2

Other Expense
Charges for other receivables uncollectibility and other allowances	9.0	14.0	9.9	17.6	14.0
Amortization of differences related to court orders	50.0	0.0	0.0	0.0	0.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5
Other Expense	9.1	15.5	16.4	17.9	29.7
Total Other Expense	71.6	32.0	29.8	39.0	47.2

Net Other Income	-16.8	21.8	31.7	37.0	11.0

6

3Q13 Earnings Release

In 3Q13, Banco Macro's effective income tax rate was 42.5%, compared to 38.9% in 2Q13. This increase was due to certain concepts which are deductible from the financial statements but are not deductible from the taxable financial statements, resulting in a higher taxable income.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.37.1 billion, increasing 8% or Ps.2.6 billion QoQ and 27% or Ps.8.0 billion YoY.

Within commercial loans, growth was driven by overdrafts and other loans which grew 26% and 5% QoQ, respectively.

Year to date (“YTD”), mortgages loans and pledge loans stand out. These loans grew 27% and 26% YTD, respectively, and indicate the impact of the productive investment loans in our loan portfolio.

The main growth in consumer loans was driven by credit card loans which grew 8% QoQ, and personal loans, which increased 6% QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III12	IV12	I13	II13	III13	III13/II13	III13/III12

Overdrafts	4,552.3	4,280.6	5,296.2	4,487.6	5,642.0	26%	24%
Discounted documents	2,951.7	3,651.4	3,586.3	3,635.9	3,654.4	1%	24%
Mortgages loans	1,129.0	1,508.5	1,603.2	1,896.9	1,916.2	1%	70%
Pledges loans	638.4	928.7	983.2	1,144.0	1,168.9	2%	83%
Personal loans	10,285.6	10,826.6	11,466.8	12,315.1	13,012.5	6%	27%
Credit Card loans	3,928.5	4,725.2	4,884.1	5,310.9	5,755.4	8%	47%
Others	4,741.4	4,808.5	4,272.3	4,635.8	4,878.0	5%	3%
Total credit to the private sector	28,226.9	30,729.5	32,092.1	33,426.2	36,027.4	8%	28%
Financial trusts	639.9	839.8	908.0	664.0	710.4	7%	11%
Leasing	291.5	323.1	352.6	376.5	375.7	0%	29%
Total credit w/ f. trusts and leasing	29,158.3	31,892.4	33,352.7	34,466.7	37,113.5	8%	27%

Public Sector Assets

In 3Q13, the Bank’s public sector assets (excluding LEBACs / NOBACs) to total assets ratio was 4.4%, lower than the 5.1% posted in 2Q13 and higher than the 2.7% in 3Q12. Such decrease was due to a lower volume of government securities (excluding LEBACs/NOBACs).

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

7

3Q13 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

LEBAC / NOBAC B.C.R.A.	848.0	125.8	1,391.1	57.0	82.8
Other	931.1	1,284.2	1,357.9	2,117.7	1,778.5
Government securities	1,779.1	1,410.0	2,749.0	2,174.7	1,861.3
Guaranteed loans	282.8	272.6	295.5	298.7	295.2
Provincial loans	41.5	313.6	309.1	304.1	296.4
Government securities loans	6.0	0.0	0.0	10.8	13.5
Loans	330.3	586.2	604.6	613.6	605.1
Purchase of government bonds	18.0	18.4	18.9	19.2	19.0
Other receivables	18.0	18.4	18.9	19.2	19.0

TOTAL PUBLIC SECTOR ASSETS	2,127.4	2,014.6	3,372.5	2,807.5	2,485.4

TOTAL PUBLIC SECTOR LIABILITIES	44.1	42.2	43.6	25.4	42.6

Net exposure	2,083.3	1,972.4	3,328.9	2,782.1	2,442.8

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,279.4	1,888.8	1,981.4	2,750.5	2,402.6

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.7%	3.9%	3.9%	5.1%	4.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.6%	3.8%	3.8%	5.1%	4.3%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.41.8 billion in 3Q13, growing 6% or Ps.2.2 billion QoQ and 20% or Ps.7.1 billion YoY, and representing 85% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 9% or Ps.2.8 billion and public sector deposits decreased 7% or Ps.577.1 million QoQ respectively. Within private sector deposits, an increase in peso deposits of 9% was observed, while foreign currency deposits increased 8%.

The increase in private sector deposits was led by time deposits, which grew 15% or Ps2.3 billion QoQ. In addition, transactional deposits increased 3% QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III12	IV12	I13	II13	III13	III13/II13	III13/III12
						%	%
Public sector	8,227.1	8,318.4	9,220.8	8,549.7	7,972.6	-7%	-3%

Financial sector	21.9	24.2	20.2	24.1	20.9	-13%	-5%

Private sector	26,446.0	27,846.1	29,818.2	30,956.6	33,780.5	9%	28%
Checking accounts	6,072.2	6,716.9	6,509.7	7,145.8	7,494.3	5%	23%
Savings accounts	6,161.1	6,467.2	6,728.4	7,384.0	7,454.0	1%	21%
Time deposits	13,309.1	13,596.2	15,440.1	15,318.9	17,582.0	15%	32%
Other	903.6	1,065.8	1,140.0	1,107.9	1,250.2	13%	38%
TOTAL	34,695.0	36,188.7	39,059.2	39,530.4	41,774.0	6%	20%

8

3Q13 Earnings Release

Other sources of funds

In 3Q13, other sources of funds increased 7% or Ps.581 million compared to 2Q13, as a result of the increase in the Bank´s equity (totaling Ps.571.9 million), driven by 3Q13 results.

OTHER FUNDING	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Central Bank of Argentina	21.8	21.7	21.3	21.2	21.9
Banks and international institutions	287.0	276.8	209.6	96.6	34.6
Financing received from Argentine financial institutions	91.2	85.1	93.0	100.3	56.9
Subordinated corporate bonds	723.6	740.2	789.8	810.4	892.7
Non-subordinated corporate bonds	506.4	541.7	552.7	593.1	624.8
Shareholders´ equity	5,773.3	6,199.1	6,657.0	7,102.1	7,674.0
Total Funding	7,403.3	7,864.7	8,323.4	8,723.8	9,304.8

As of September 2013 Banco Macro’s average cost of funds reached 9.4%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 44% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 3Q13, the Bank’s liquid assets amounted to Ps.12.6 billion, showing a increase of 8% QoQ and a increase of 3% on a yearly basis.

In 3Q13, Banco Macro experienced an increase in Cash and Reverse repos.

In September 2013 Banco Macro’s liquid assets to total deposits ratio reached 30.2%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Cash	7,393.7	10,047.0	9,270.3	8,323.1	9,449.6
Guarantees for compensating chambers	486.3	517.4	553.7	616.7	574.3
Call	373.0	166.5	305.0	247.9	444.9
Reverse repos from other securities	246.6	146.3	337.2	164.6	360.1
Reverse repos from LEBAC / NOBAC	2,861.4	487.0	937.1	2,265.1	1,695.0
LEBAC / NOBAC own portfolio	847.9	125.9	1,358.9	57.0	82.8
TOTAL	12,209.0	11,490.1	12,762.2	11,674.4	12,606.7

Liquid assets to total deposits	35.2%	31.7%	32.7%	29.5%	30.2%

Solvency

Banco Macro continued showing high solvency levels in 3Q13 with an integrated capital (RPC) of Ps.7.8 billion over a total capital requirement of Ps.4.4 billion. Banco Macro´s excess capital in 3Q13 was 80% or Ps.3.5 billion.

9

3Q13 Earnings Release

According to Communication “A” 5369 of BCRA, substantial changes regarding minimum capital requirements for all financial entities were incorporated. These adjustments include variations in capital requirements categories and in Integration Capital (RPC). Within these changes, outstands the fact that interest rate risk requirement has been excluded from the total capital requirement since February 2013, being January 2013 the last month where interest risk requirement should be contemplated.

Despite this modification, January´s 2013 calculation for the total capital requirement remains as reference for the total capital requirement for the 2013 coming months. The modification requires the comparison between January´s 2013 total capital requirement for Ps.4.4 billion (when interest rate risk requirement was still contemplated) against the month under analysis total capital requirement for Ps.4.0 billion (September 2013 in this case). From this comparison, the highest must be considered.

The interest rate risk requirement as of 3Q13 would have been Ps.1.0 billion or 13% higher than 2Q13.

As of December 31st 2013, the total capital requirement will be based on the new regulations (Communication “A” 5369).

The capitalization ratio (as a percentage of risk-weighted assets) was 23.1% in 3Q13, above the minimum required by the Central Bank.

If we consider September´s 2013 total capital requirement, without comparing with January 2013, Banco Macro´s excess capital would have been 98% or Ps.3.9 billion.

The Bank´s aim is to make the best use of this excess capital.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Credit risk requirement	2,566.6	2,678.1	2,752.5	2,752.5	2,752.5
Market risk requirement	37.3	36.1	52.0	52.0	52.0
Operational risk requirement	490.3	693.5	709.9	709.9	709.9
Interest rate risk requirement	714.8	806.6	838.2	838.2	838.2
Total capital requirement (*)	3,809.0	4,214.4	4,352.6	4,352.6	4,352.6

Ordinary Capital Level 1 (COn1)	5,612.6	6,035.4	6,481.4	6,929.3	7,388.1
Deductible concepts COn1	-363.2	-367.7	-359.3	-314.1	-336.5
Aditional Capital Level 1 (CAn1)	458.5	458.5	412.7	412.7	412.7
Capital level 2 (COn2)	141.8	155.0	324.3	338.8	364.8
Integrated capital (RPC)	5,849.8	6,281.2	6,859.0	7,366.7	7,829.1

Excess capital	2,040.8	2,066.8	2,506.4	3,014.1	3,476.5

Capitalization ratio	18.5%	19.0%	20.2%	21.7%	23.1%

(*) Total Capital requirement for I13, II13 & III13 quarters, are January´s 2013 total capital requeriement since the highest must be considered accoridng to Comunication "A"5369.

Asset Quality

In 3Q13, Banco Macro’s non-performing to total financing ratio reached a level of 1.76% compared to 1.88% posted in 2Q13.

The coverage ratio reached 147.45% in 3Q13.

10

3Q13 Earnings Release

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Commercial portfolio	13,499.6	13,962.1	14,641.4	14,675.2	16,448.9
Non-performing	100.8	182.9	177.6	222.8	250.1
Consumer portfolio	17,139.7	19,027.2	19,845.9	21,232.9	22,314.9
Non-performing	390.5	402.9	414.6	452.8	435.3
Total portfolio	30,639.3	32,989.3	34,487.3	35,908.1	38,763.8
Non-performing	491.3	585.8	592.2	675.6	685.4
Total non-performing/ Total portfolio	1.60%	1.78%	1.72%	1.88%	1.76%
Total allowances	792.7	905.2	924.7	972.5	1,010.6
Coverage ratio w/allowances	161.35%	154.52%	156.15%	143.94%	147.45%

11

3Q13 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

CER adjustable ASSETS
Guaranteed loans	325.3	305.6	312.6	317.8	324.8
Private sector loans	8.0	7.2	6.7	6.1	5.5
Other loans	0.5	0.4	0.3	0.5	0.4
Loans	333.8	313.2	319.6	324.4	330.7
Other receivables	2.3	2.6	2.5	2.2	3.4
Total CER adjustable assets	336.1	315.8	322.1	326.6	334.1

CER adjustable LIABILITIES
Deposits	0.0	0.2	0.3	0.2	0.2
Other liabilities from financial intermediation	43.9	43.7	43.4	42.9	42.5
Total CER adjustable liabilities	43.9	43.9	43.6	43.1	42.7

NET ASSET CER EXPOSURE	292.2	271.9	278.5	283.5	291.4

FOREIGN CURRENCY POSITION	MACRO Consolidated
In MILLION $	III12	IV12	I13	II13	III13

Cash	3,524.0	3,618.4	4,224.2	4,339.8	4,980.8
Government and private securities	469.0	617.8	766.2	619.0	757.2
Loans	2,608.8	2,518.0	2,155.3	2,159.2	1,929.6
Other receivables from financial intermediation	551.2	483.8	417.7	581.0	767.9
Receivables from financial leases	35.2	31.5	29.2	20.2	20.8
Investments in other companies	0.7	0.7	0.7	0.8	0.8
Other receivables	163.2	123.7	186.8	169.3	116.1
Items pending allocation	0.5	1.1	1.0	1.3	1.4
TOTAL ASSETS	7,352.6	7,395.0	7,781.1	7,890.6	8,574.6
Deposits	3,441.6	3,324.7	3,353.9	3,369.0	3,616.0
Other liabilities from financial intermediation	1,265.0	1,210.6	1,214.8	1,253.8	1,281.9
Other liabilities	6.3	8.4	7.1	8.2	5.7
Subordinated corporate bonds	723.4	740.2	789.8	810.4	892.7
Items pending allocation	0.0	0.0	0.2	2.8	0.1
TOTAL LIABILITIES	5,436.3	5,283.9	5,365.8	5,444.2	5,796.4

NET FX POSITION	1,916.3	2,111.1	2,415.3	2,446.4	2,778.2

12

3Q13 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

ASSETS	48,089.8	48,379.0	51,454.2	53,686.6	56,732.3
Cash	7,393.7	10,047.0	9,270.3	8,323.1	9,449.6
Government and Private Securities	5,204.0	2,343.1	4,451.2	5,040.0	4,436.9
-LEBAC/NOBAC	3,709.4	612.9	2,296.0	2,322.1	1,777.8
-Other	1,494.6	1,730.2	2,155.2	2,717.9	2,659.1
Loans	28,696.7	31,202.6	32,722.5	33,965.6	36,613.9
to the non-financial government sector	330.3	586.6	604.6	602.8	591.6
to the financial sector	528.1	299.3	464.4	441.0	513.8
to the non-financial private sector and foreign residents	28,618.5	31,203.9	32,562.1	33,869.6	36,494.4
-Overdrafts	4,552.3	4,280.6	5,296.2	4,487.6	5,642.0
-Documents	2,951.7	3,651.4	3,586.3	3,635.9	3,654.4
-Mortgage loans	1,129.0	1,508.5	1,603.2	1,896.9	1,916.2
-Pledge loans	638.4	928.7	983.2	1,144.0	1,168.9
-Personal loans	10,285.6	10,826.6	11,466.8	12,315.1	13,012.5
-Credit cards	3,928.5	4,725.2	4,884.1	5,310.9	5,755.4
-Other	4,741.4	4,808.5	4,272.3	4,635.8	4,878.0
-Accrued interest, adjustments, price differences receivables and unearned discount	391.7	474.4	470.0	443.4	467.0
Allowances	-780.1	-887.2	-908.6	-947.8	-986.0
Other receivables from financial intermediation	4,561.8	2,380.2	2,970.9	4,193.6	4,019.9
Receivables from financial leases	290.7	321.5	351.4	375.4	373.9
Investments in other companies	10.3	11.6	11.7	11.7	11.8
Other receivables	747.4	855.2	427.2	470.8	451.1
Other assets	1,185.2	1,217.8	1,249.0	1,306.4	1,375.2

LIABILITIES	42,316.5	42,179.9	44,797.2	46,584.5	49,058.3
Deposits	34,695.0	36,188.7	39,059.2	39,530.4	41,774.0
From the non-financial government sector	8,227.1	8,318.4	9,220.8	8,549.7	7,972.6
From the financial sector	21.9	24.2	20.2	24.1	20.9
From the non-financial private sector and foreign residents	26,446.0	27,846.1	29,818.2	30,956.6	33,780.5
-Checking accounts	6,072.2	6,716.9	6,509.7	7,145.8	7,494.3
-Savings accounts	6,161.1	6,467.2	6,728.4	7,384.0	7,454.0
-Time deposits	13,309.1	13,596.2	15,440.1	15,318.9	17,582.0
-Other	903.6	1,065.8	1,140.0	1,107.9	1,250.2
Other liabilities from financial intermediation	5,657.3	3,785.0	3,808.8	5,188.9	5,028.7
Subordinated corporate bonds	723.6	740.2	789.8	810.4	892.7
Other liabilities	1,240.6	1,466.0	1,139.4	1,054.8	1,362.9

SHAREHOLDERS' EQUITY	5,773.3	6,199.1	6,657.0	7,102.1	7,674.0

LIABILITIES + SHAREHOLDERS' EQUITY	48,089.8	48,379.0	51,454.2	53,686.6	56,732.3

13

3Q13 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III12	IV12	I13	II13	III13

Financial income	1,764.3	1,921.4	2,047.0	2,129.5	2,589.3
Interest on cash and due from banks	0.0	0.1	0.1	0.0	0.1
Interest on loans to the financial sector	12.4	11.3	10.3	11.6	12.9
Interest on overdrafts	205.5	209.1	228.0	244.6	274.4
Interest on documents	99.1	120.3	126.6	149.8	175.3
Interest on mortgage loans	47.8	59.3	67.6	79.9	86.4
Interest on pledge loans	29.3	36.1	42.5	46.0	50.0
Interest on credit card loans	184.3	207.1	222.8	223.2	260.2
Interest on financial leases	14.1	14.9	15.8	16.5	17.7
Interest on other loans	905.4	998.5	1,051.7	1,121.7	1,243.3
Income from government & private securities, net	67.6	75.5	100.9	31.8	180.5
Interest on other receivables from fin. intermediation	0.2	0.4	0.9	0.8	0.5
Income from Guaranteed Loans - Decree 1387/01	10.6	6.3	12.1	3.3	1.1
CER adjustment	13.9	8.5	16.4	4.8	2.0
CVS adjustment	0.2	0.2	0.2	0.2	0.1
Difference in quoted prices of gold and foreign currency	103.3	113.7	102.1	135.9	227.5
Other	70.6	60.1	49.0	59.4	57.3
Financial expense	-704.6	-798.5	-880.5	-932.4	-1,039.3
Interest on checking accounts	-0.1	-0.1	-0.1	-0.1	-0.1
Interest on saving accounts	-8.7	-9.8	-10.0	-10.6	-10.3
Interest on time deposits	-536.0	-614.5	-667.2	-707.0	-791.6
Interest on interfinancing received loans	-1.1	-1.0	-1.0	-1.0	-0.9
Interest on subordinated bonds	-16.9	-17.9	-18.5	-19.0	-20.7
Other Interest	-0.8	-0.8	-0.8	-0.9	-0.8
Interest on other liabilities from fin. intermediation	-14.1	-15.0	-14.8	-14.8	-15.1
CER adjustment	-1.1	-1.1	-1.2	-0.9	-1.1
Contribution to Deposit Guarantee Fund	-14.4	-14.9	-15.9	-16.8	-17.1
Other	-111.4	-123.4	-151.0	-161.3	-181.6
Net financial income	1,059.7	1,122.9	1,166.5	1,197.1	1,550.0
Provision for loan losses	-103.0	-197.3	-128.5	-113.9	-139.1

Fee income	673.7	730.7	764.5	849.0	884.0
Fee expense	-177.4	-225.0	-204.5	-208.8	-277.6
Net fee income	496.3	505.7	560.0	640.2	606.4

Administrative expenses	-767.6	-895.8	-878.5	-1,002.5	-1,029.5
Minority interest in subsidiaries	-3.8	-4.2	-3.9	-4.1	-4.7
Net other income	-16.8	21.8	31.7	37.0	11.0
Earnings before income tax	664.8	553.1	747.3	753.8	994.1
Income tax	-252.9	-127.3	-289.4	-293.4	-422.2

Net income	411.9	425.8	457.9	460.4	571.9

14

3Q13 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III12	IV12	I13	II13	III13

Profitability & performance
Net interest margin	12.1%	12.5%	12.9%	12.3%	14.5%
Net interest margin adjusted (1)	12.6%	13.0%	13.2%	13.4%	14.2%
Net fee income ratio	31.9%	31.1%	32.4%	34.8%	28.1%
Efficiency ratio	49.3%	55.0%	50.9%	54.6%	47.7%
Net fee income as a percentage of adm expenses	64.7%	56.5%	63.7%	63.9%	58.9%
Return on average assets	3.6%	3.5%	3.7%	3.5%	4.3%
Return on average equity	28.9%	27.8%	28.4%	26.4%	30.1%
Liquidity
Loans as a percentage of total deposits	85.0%	88.7%	86.1%	88.3%	90.0%
Liquid assets as a percentage of total deposits	35.2%	31.8%	32.7%	29.5%	30.2%
Capital
Total equity as a percentage of total assets	12.0%	12.8%	12.9%	13.2%	13.5%
Regulatory capital as a percentage of risk weighted assets	18.5%	19.0%	20.2%	21.7%	23.1%
Asset Quality
Allowances over total loans	2.6%	2.8%	2.7%	2.7%	2.6%
Non-performing loans as a percentage of total loans	1.6%	1.8%	1.7%	1.9%	1.8%
Allowances as a percentage of non-performing loans	162.8%	155.4%	157.2%	145.9%	149.7%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III12	IV12	I13	II13	III13

Profitability & performance
Net interest margin	11.7%	12.1%	12.9%	12.6%	13.3%
Net interest margin adjusted (1)	12.2%	12.6%	13.2%	13.3%	13.6%
Net fee income ratio	33.0%	32.5%	32.4%	33.7%	31.6%
Efficiency ratio	50.4%	51.6%	50.9%	52.8%	50.9%
Net fee income as a percentage of adm expenses	65.5%	62.9%	63.7%	63.8%	62.1%
Return on average assets	3.2%	3.3%	3.7%	3.6%	3.8%
Return on average equity	26.8%	27.1%	28.4%	27.3%	28.3%
Liquidity
Loans as a percentage of total deposits	85.0%	88.7%	86.1%	88.3%	90.0%
Liquid assets as a percentage of total deposits	35.2%	31.8%	32.7%	29.5%	30.2%
Capital
Total equity as a percentage of total assets	12.0%	12.8%	12.9%	13.2%	13.5%
Regulatory capital as a percentage of risk weighted assets	18.5%	19.0%	20.2%	21.7%	23.1%
Asset Quality
Allowances over total loans	2.6%	2.8%	2.7%	2.7%	2.6%
Non-performing loans as a percentage of total loans	1.6%	1.8%	1.7%	1.9%	1.8%
Allowances as a percentage of non-performing loans	162.8%	155.4%	157.2%	145.9%	149.7%

(1) Net interest margin excluding income from government securities and guaranteed loans

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director